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                                                   Direct Number: (216) 586-7254
                                                       cjhewitt@jonesday.com


                                  May 24, 2005


VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  H. Christopher Owings
            Assistant Director



                  Re:      Federated Department Stores, Inc.
                           Amendment No. 1 to Registration Statement on Form S-4 Filed May 10, 2005
                           File No. 333-123667

Ladies and Gentlemen:

         We are submitting this letter on behalf of our client Federated Department Stores, Inc. ("Federated"), in response to comments made by the staff of the Securities and Exchange Commission (the "Commission") in its correspondence dated May 20, 2005 (the "Comment Letter"), to Federated with respect to Amendment No. 1 to the registration statement on Form S-4 No. 333-123667 (the "Form S-4") filed by Federated with the Commission on May 10, 2005 ("Amendment No. 1"). Today, in response to the Comment Letter, Federated is filing with the Commission Amendment No. 2 to the Form S-4 ("Amendment No. 2"). We are sending under separate cover a copy of this response letter, four courtesy copies of Amendment No. 2, and four copies of Amendment No. 2 marked to show changes to Amendment No. 1. In addition to the responses to the staff's comments, Amendment No. 2 includes other changes that are intended to update, clarify and render more complete the information contained in the joint proxy statement/prospectus included as part of the Form S-4.

         Below are responses to each comment in the Comment Letter. For the convenience of the staff, each of your questions is repeated before the response. Additionally, for the convenience of the staff, the page numbers in the responses refer to pages of the marked (rather than the clean) version of Amendment No. 2.


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Securities and Exchange Commission
May 24, 2005
Page 2


QUESTIONS AND ANSWERS ABOUT THE MERGER
SUMMARY

         1. WE NOTE YOUR RESPONSE TO COMMENT 2. THE SUMMARY IS INTENDED TO PROVIDE A BRIEF OVERVIEW OF THE KEY ASPECTS OF THE OFFERING. YOUR SUMMARY IS TOO LONG AND REPEATS MUCH OF THE INFORMATION FULLY DISCUSSED IN THE BODY OF YOUR PROSPECTUS. THE SUMMARY IS ONLY INTENDED TO PROVIDE A BRIEF SNAPSHOT OF THE OFFERING. PLEASE REVISE. SEE INSTRUCTION TO ITEM 503(a) OF REGULATION S-K.

         The Questions and Answers and Summary sections in Amendment No. 2 have been revised in response to the staff's comment.

MAY'S REASONS FOR THE MERGER AND RECOMMENDATION . . .
FEDERATED'S REASONS FOR THE MERGER AND RECOMMENDATION . . .

         2. WE NOTE YOUR RESPONSE TO COMMENT 14 AND REISSUE THE COMMENT AS IT APPLIES TO THE SECOND AND FIFTH BULLET POINTS.

         The disclosure on pages 52 and 56 of Amendment No. 2 has been revised in response to the staff's comment.

THE MERGER AGREEMENT

         3. WE NOTE YOUR RESPONSE TO COMMENTS 20 AND 21. YOU ARE REQUIRED TO FILE THE MERGER AGREEMENT AS AN EXHIBIT TO THE REGISTRATION STATEMENT AND YOU ARE REQUIRED TO INCORPORATE THE MERGER AGREEMENT BY REFERENCE INTO THE PROSPECTUS AS SET FORTH IN
                  ITEM 4(c) OF FORM S-4. AS SUCH, INVESTORS ARE ENTITLED TO RELY ON THE DISCLOSURE REGARDING THE REPRESENTATIONS AND WARRANTIES IN THE MERGER AGREEMENT THAT YOU DESCRIBE IN THIS SECTION. IN THAT REGARD, WE NOTE YOUR STATEMENT THAT YOU "DO NOT INTEND FOR ITS TEXT TO BE A SOURCE OF FACTUAL, BUSINESS OR OPERATIONAL INFORMATION ABOUT EITHER FEDERATED OR MAY" AND YOUR STATEMENT THAT "THAT KIND OF INFORMATION CAN BE FOUND ELSEWHERE IN THIS JOINT PROXY STATEMENT/PROSPECTUS AND IN THE OTHER PUBLIC FILINGS EACH OF US MAKES WITH THE SEC." PLEASE REVISE TO REMOVE ANY POTENTIAL IMPLICATION THAT THE REFERENCED MERGER AGREEMENT DOES NOT CONSTITUTE PUBLIC DISCLOSURE UNDER THE FEDERAL SECURITIES LAWS. IN ADDITION, PLEASE INCLUDE DISCLOSURE ACKNOWLEDGING THAT IF SPECIFIC MATERIAL FACTS EXIST THAT CONTRADICT THE REPRESENTATIONS OR WARRANTIES IN THE MERGER AGREEMENT, YOU HAVE PROVIDED CORRECTIVE DISCLOSURE.

         The disclosure on pages 95 and 96 of Amendment No. 2 has been revised in response to the staff's comment.


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Securities and Exchange Commission
May 24, 2005
Page 3


PRO FORMA FINANCIAL DATA
UNAUDITED PRO FORMA FINANCIAL STATEMENTS OF FEDERATED
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

         4. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 27. IT APPEARS THAT THE AMOUNT YOU ASSIGNED TO MAY'S FINISHED GOODS AND MERCHANDISE INVENTORIES WILL RESULT IN A PROFIT MARGIN THAT IS SLIGHTLY LESS THAN HISTORICAL AMOUNTS. PLEASE EXPLAIN TO US IN DETAIL WHY YOU BELIEVE THAT ASSIGNING AN AMOUNT TO INVENTORIES THAT RESULTS IN A PROFIT MARGIN SLIGHTLY LESS THAN HISTORICAL AMOUNTS REPRESENTS ESTIMATED SELLING PRICES LESS THE SUM OF THE COSTS OF DISPOSAL AND A REASONABLE PROFIT ALLOWANCE FOR THE SELLING EFFORT AND COMPLIES WITH THE CRITERIA OF PARAGRAPH 37.C. OF SFAS 141. PLEASE EXPLAIN TO US IN DETAIL HOW YOU DETERMINED THE AMOUNT ALLOCATED TO MERCHANDISE INVENTORIES. IN DOING SO, PLEASE:

                  - PROVIDE TO US AN ANALYSIS OF YOUR ESTIMATE OF COSTS OF DISPOSAL AS COMPARED TO SELLING (OR DISPOSAL) COSTS OF MAY FOR THE PAST THREE YEARS;

                  - TELL US THE NATURE AND ESTIMATED AMOUNTS OF THE ITEMS YOU INCLUDED IN COSTS OF DISPOSAL AND HIGHLIGHT WHICH OF THESE COSTS ARE DIRECT OR INDIRECT, AND IF COSTS OF DISPOSAL INCLUDE INDIRECT COSTS, TELL US WHY YOU BELIEVE THAT IT IS APPROPRIATE TO INCLUDE INDIRECT COSTS AS PART OF COSTS OF DISPOSAL;

                  - TELL US HOW YOU DETERMINED THE ESTIMATED SALES VALUE OF MAY'S INVENTORIES AND, IF APPLICABLE, WHY ESTIMATED SALES VALUE VARIES SIGNIFICANTLY FROM HISTORICAL SALES VALUE; AND

                  - TELL US HOW YOU DETERMINED THE PROFIT ALLOWANCE AND/OR PROFIT PERCENTAGE ON COSTS OF DISPOSAL AND WHY YOU BELIEVE THAT THE AMOUNT OF THE PROFIT YOU EXPECT TO EARN FOR THE SELLING EFFORT IS REASONABLE.

         Federated supplementally advises the staff that the amount of the purchase price assigned to merchandise inventories was determined in accordance with paragraph 37.c. of SFAS No. 141 and was derived as follows:

             May's merchandise inventory at cost                                                              $3,092

             May's historical realized gross profit rate                                                        41.9%
             Estimated reduction in gross profit
               due to incremental markdowns                                                                     (3.6)%
                                                                                                              ------
             Pro forma gross profit rate                                                                        38.3%
                                                                                                              ------
             Merchandise inventory at estimated selling prices                                                 5,012
             Cost of disposal:


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Securities and Exchange Commission
May 24, 2005
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
               Direct                                                                                         (1,124)
               Indirect                                                                                         (232)
             Reasonable profit allowance for selling effort                                                     (471)
                                                                                                            --------

             Inventory at SFAS No. 141 value                                                                  $3,185
                                                                                                            ========

             Pro Forma adjustment                                                                           $     93
                                                                                                            ========

         The estimated incremental markdowns will be required in order to clear merchandise inventories that will not be sold going forward as a result of the rebranding of the store nameplates. Historical disposal costs of May are not readily available in sufficient detail for this analysis. Therefore, Federated utilized historical Federated data, which closely approximates May's historical costs. The costs of disposal include direct store selling costs (selling payroll, store management, security, personnel, benefits and occupancy) and portions of indirect store selling costs (credit promotion, EDP, advertising, visual and publicity). Indirect store selling costs are included because these costs, particularly advertising and promotion, are integral to the retail sales process. The reasonable profit allowance is based on the historical Federated profit allowance and has been allocated to the selling effort on a relative cost basis.

         Federated is in the process of identifying and engaging the appropriate independent resources to perform an appraisal of all tangible and intangible assets. However, such information is not currently available to be included in the Pro Forma Unaudited Financial Statements.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

         5. YOU DISCLOSE ON PAGE 7 THAT THE NUMBER OF SHARES OF COMMON STOCK YOU WILL ISSUE IN THE MERGER WILL APPROXIMATE 97 MILLION SHARES AS OPPOSED TO APPROXIMATELY 96 MILLION SHARES REFLECTED IN YOUR INITIAL FILING AND PRESENTLY DISCLOSED IN NOTE (b). YOU ALSO DISCLOSE ON PAGE 170 THE STOCK OWNERSHIP OF MAY'S DIRECTORS AND EXECUTIVE OFFICERS, WHICH REFLECTS REVISIONS FROM YOUR INITIAL FILING. HOWEVER, WE NOTE THAT YOU DID NOT REVISE YOUR ESTIMATE OF MERGER CONSIDERATION DISCLOSED IN NOTE
                  (b). PLEASE ADVISE OR REVISE.


         The disclosure on page 171 of Amendment No. 2 has been revised in response to the staff's comment. Federated supplementally advises the staff that the issuance of Federated shares to May stockholders has been revised to reflect the number of May shares outstanding on May 20, 2005. In addition, the fair value of the Federated stock options to be issued has been revised to reflect the closing Federated share price on May 20, 2005.


         6. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 29 AND THE REVISIONS TO YOUR DISCLOSURE. WE ALSO NOTE THAT MAY FILED AN AMENDMENT TO ITS FORM 10-K ON


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Securities and Exchange Commission
May 24, 2005
Page 5


                  MAY 10, 2005 AND RESTATED ITS BALANCE SHEET TO CORRECT A MISCLASSIFICATION OF THE COMPONENTS OF PROPERTY AND EQUIPMENT AND THAT THE BOOK VALUE OF MAY'S LAND AND BUILDINGS AND IMPROVEMENTS INCREASED BY $847 MILLION. IN ADDITION, WE NOTE THAT YOUR PRO FORMA ADJUSTMENT RELATED TO THE ALLOCATION OF MERGER CONSIDERATION TO LAND AND BUILDINGS AND IMPROVEMENTS DECREASED FROM $1.010 MILLION TO $785,000. PLEASE EXPLAIN TO US WHY THE ALLOCATION OF MERGER CONSIDERATION TO LAND AND BUILDINGS AND IMPROVEMENTS DECREASED GIVEN THE RESTATEMENT OF THEIR BOOK VALUES. PLEASE ALSO EXPLAIN TO US IN DETAIL WHAT "AN INDUSTRY-SPECIFIC INCOME CAPITALIZATION APPROACH" REPRESENTS AND THE METHODOLOGY OF THE APPROACH YOU APPLIED. IN DOING SO, TELL US HOW THE APPROACH CONSIDERS THE FAIR VALUE OF FAVORABLE LEASE AGREEMENTS. PLEASE REFER TO OUR PRIOR COMMENT NUMBER 30.

         Federated supplementally advises the staff that the allocation of merger consideration to land and buildings and improvements decreased as a direct result of the revision reflected in May's 10-K/A for the fiscal year ended January 29, 2005, filed on May 10, 2005. The data initially supplied to Federated from May relating to the net book value of May's property and equipment, excluding Marshall Field's, was incorrect. Since Marshall Field's property and equipment was recently revalued, it was determined that book value approximated fair value and those net book values were not revised. The remainder of May's property and equipment was valued and initially compared to incorrect net book values and therefore the increase in value had to be revised downward. The "industry-specific income capitalization approach" utilized in estimating the fair value of land and buildings is based on a multiple of sales with a terminal value, reduced by annual rent expense. This approach is supported and utilized by Federated's internal real estate experts in the normal course of business. The multiple utilized is 3.5 times sales volume with a terminal value of 10. This approach considers the fair value of favorable and unfavorable lease agreements since it is based on reported sales and adjusted by actual rent expense. Any "intangible" related to favorable or unfavorable lease agreements is captured in the adjustment to fair value of land and buildings and improvements.

         Federated is in the process of identifying and engaging the appropriate independent resources to perform an appraisal of all tangible and intangible assets. However, such information is not currently available to be included in the Pro Forma Unaudited Financial Statements.

         7. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENTS 30, 31 AND 32 AND THE REVISIONS TO YOUR DISCLOSURE. PLEASE TELL US THE CERTAIN TRADE NAME YOU IDENTIFIED AS HAVING AN INDEFINITE LIFE.

         Federated supplementally advises the staff that due to the sensitive and confidential nature of the information requested by this comment, Federated or its counsel will telephone the staff to discuss the trade name identified as having an indefinite life.


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Securities and Exchange Commission
May 24, 2005
Page 6


         8. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENTS 30 AND 31. IT APPEARS THAT THERE WILL BE SIGNIFICANT CHANGES TO THE COMBINED BUSINESS SUBSEQUENT TO THE MERGER. SPECIFICALLY, WE NOTE YOUR PLANS TO RE-BRAND THE MAJORITY OF MAY STORES. ADDITIONALLY, GIVEN YOUR DISCLOSURES ON PAGE 174 AND THE OVERLAP OF STORES OF THE COMBINED COMPANIES IN AREAS SUCH AS THE NORTHEAST, WE PRESUME THAT YOU WILL CLOSE SOME NUMBER OF EXISTING STORES. TELL US WHAT WAS YOUR CONSIDERATION OF PROVIDING AN ADDITIONAL RISK FACTOR IN THE SECTION STARTING ON PAGE 31 TITLED "RISKS RELATING TO FEDERATED'S OPERATIONS AFTER THE CONSUMMATION OF THE MERGER" TO ADDRESS EXECUTION RISKS ASSOCIATED WITH YOUR FUTURE PLANS.

         The disclosure on page 25 of Amendment No. 2 has been revised to include a risk factor addressing possible execution risks associated with Federated's future plans.

         9. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 34 AND THE REVISIONS TO YOUR DISCLOSURE. PLEASE DISCLOSE THE FACTORS THAT CONTRIBUTED TO A PURCHASE PRICE THAT RESULTED IN THE RECOGNITION OF SIGNIFICANT GOODWILL.

         The disclosure on page 173 of Amendment No. 2 has been revised in response to the staff's comment.

         10. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 36 AND THE REVISIONS TO YOUR DISCLOSURE. IN FUTURE FILINGS, PLEASE CLASSIFY LEASED DEPARTMENT REVENUES AND SHIPPING AND HANDLING REVENUES IN NET SALES. PLEASE REFER TO SAB TOPIC 8:A AND EITF 00-10.

         Federated supplementally advises the staff that it will classify leased department revenues and shipping and handling revenues in net sales in accordance with SAB Topic 8:A and EITF 00-10 in all future filings.


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Securities and Exchange Commission
May 24, 2005
Page 7


         If you have any questions regarding these responses or any further comments, please contact the undersigned at (216) 586-7254, or in his absence Lyle Ganske at (216) 586-7264, each of Jones Day.


                                        Sincerely,



                                        /s/ Christopher J. Hewitt



                                        Christopher J. Hewitt
                                        Jones Day


cc(w/o encl.):    William Thompson, Securities and Exchange Commission
                  Mike Moran, Securities and Exchange Commission
                  Howard Baik, Securities and Exchange Commission
                  Ellie Quarles, Securities and Exchange Commission
                  Dennis J. Broderick, Esq., Federated Department Stores, Inc.
                  Lyle G. Ganske, Esq., Jones Day
                  Alan E. Charlson, Esq., The May Department Stores Company
                  J. Michael Schell, Esq., Skadden, Arps, Slate,
                    Meagher & Flom LLP
                  Neil P. Stronski, Esq., Skadden, Arps, Slate, Meagher &
                    Flom LLP